UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Name of the Issuer)

PAGONXT MERCHANT SOLUTIONS, S.L.

(Names of Person(s) Filing Statement)

Common Shares, no par value
Preferred Shares, no par value
Units, each composed of one common share, no par value, and one preferred share, no par value*
American Depositary Shares (each of which represents two Units)
(Title of Class of Securities)

BRGETTACNOR4 (Common Shares)
BRGETTACNPR1 (Preferred Shares)
BRGETTCDAM17 (Units)
US37428A1034 (American Depositary Shares Representing Two Units)
(ISIN of Class of Securities)

37428A103 (American Depositary Shares Representing Two Units)
(CUSIP Number of Class of Securities)

PagoNxt Merchant Solutions, S.L. Avenida de Cantabria s/n Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Kingdom of Spain Attention: Anna Maria Werner Telephone: +34 651 812 704

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Manuel Garciadiaz
Michael J. Willisch
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☒	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

*	Not for trading, but only in connection with the listing of American depositary shares (“ADSs”) on the Nasdaq Global Select Market. Every ADS represents two Units.

Filing Fee Exhibit filed herewith.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by PagoNxt Merchant Solutions, S.L., a company organized under the laws of the Kingdom of Spain (the “Purchaser”) with respect to the (i) common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the “Units”), in each case of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento, a company incorporated under the laws of the Federative Republic of Brazil (the “Company”), traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and (ii) American Depositary Shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), traded on the Nasdaq Global Select Market.

This Statement relates to an all cash tender offer pursuant to the terms and subject to the conditions set forth in the offer to purchase, dated October 31, 2022 (the “U.S. Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Share Letter of Transmittal, Unit Letter of Transmittal and ADS Letter of Transmittal (each as defined in the U.S. Offer to Purchase, and collectively, “Letters of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv), respectively (which, as amended or supplemented from time to time, together constitute the “U.S. Offer”), in addition to a concurrent separate all cash tender offer on equivalent terms in Brazil (the “Brazilian Offer,” and together with the U.S. Offer, the “Offers”), for up to any and all of the outstanding Securities, in each case other than any Securities held, directly or indirectly, by Purchaser and its affiliates, at a price per Security equal to the U.S. dollar equivalent of R$2.36 per Common Share, R$2.36 per Preferred Share, R$4.72 per Unit and R$9.44 per ADS, in each case payable in U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on the business day prior to the settlement date of the U.S. Offer, to be adjusted for any potential dividends, interest on own capital and/or bonuses which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offers were announced and the dates of expiration of the Offers (but excluding the interest on capital already announced on May 4, 2022 and paid on June 27, 2022, which will not be deducted from the offered price).

The U.S. Offer is being made for up to any and all of the target Securities, but it may be subject to proration. As required under Brazilian law and in compliance with the procedures provided for under Resolution No. 85/2022 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) for registered tender offers, if up to one third of the Securities held by holders of Securities other than Purchaser, the Company or any of their directors, officers or affiliates (the “Unaffiliated Security Holders” and the “Unaffiliated Securities,” respectively), on a per Share basis, are tendered in the Offers, then Purchaser shall accept for tender and pay for all Securities validly tendered and not withdrawn in the Offers. If more than one third of the Unaffiliated Securities but less than two thirds of the Securities held by (a) holders of Securities (other than any directors or officers of the Company, or any affiliates of Purchaser) that either (i) tendered Securities in the auction to be held on the electronic trading system of the B3 as part of the Brazilian Offer (the “Auction”) or to the Tender Agent (as part of the U.S. Offer), or (ii) otherwise expressly noted in the applicable Letter of Transmittal their agreement with the deregistration of the Company as a publicly-held company in Brazil with the CVM without having tendered Securities in the Offers (such persons referred to in (i) and (ii), the “Consenting Shareholders”), and (b) any persons (other than any directors or officers of the Company, or any affiliates of Purchaser) who either (x) qualified their Shares or Units for participation in the Auction but either did not tender Securities therein or in the U.S. Offer or registered a tender price for their Shares or Units in the Auction that was greater than the offer price in the Auction, or (y) expressly noted in the applicable Letter of Transmittal their disagreement with the deregistration of the Company as a publicly-held company in Brazil with the CVM without having tendered Securities in the Offers (such persons referred to in (b), the “Dissenting Shareholders”), are tendered in the Offers, then Purchaser shall accept for tender and pay for up to one third of all Unaffiliated Securities that are validly tendered and not withdrawn in the Offers on a prorated basis, based on the ratio that (1) one third of the total number of Unaffiliated Securities bears to (2) the total number of Unaffiliated Securities tendered (in each case, on a per Share basis). If the number of Securities validly tendered and not withdrawn by Unaffiliated Security Holders is greater than two thirds of all Securities held in the aggregate by Consenting Shareholders and Dissenting Shareholders, then Purchaser shall accept for tender and pay for all Securities validly tendered and not withdrawn in the Offers. These provisions are intended to preserve an adequate market for publicly-held securities following a tender offer that is undersubscribed, and consequently there is no requirement that Securities tendered by non-Unaffiliated Security Holders be subject to proration.

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The information contained in the U.S. Offer to Purchase, as well as the tender offer statement on Schedule TO filed by Purchaser with the SEC on October 31, 2022 (as amended or supplemented from time to time, the “Schedule TO”) is incorporated by reference herein and, except as described below, the responses to each item in this Statement are qualified in their entirety by the information contained in the U.S. Offer to Purchase and the Schedule TO. The cross-references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the U.S. Offer to Purchase and the Schedule TO of the information required to be included in response to the respective items of this Statement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Statement concerning each Filing Person has been supplied by such Filing Person. The information concerning the Company contained in, or incorporated by reference into, this Statement has been furnished by the Company or has been taken from, or based upon, publicly available documents and records on file with the SEC and other public sources.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the U.S. Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)       Name and Address

The name of the subject company to which this Statement relates is Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento, a company incorporated in the Federative Republic of Brazil. The principal executive offices of the Company are located at Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A, Condomínio WTORRE JK, Vila Nova Conceição, São Paulo, São Paulo, 04543-011, Federative Republic of Brazil. The telephone number of the Company’s principal executive offices is +55 (11) 5184-9002.

(b)       Securities

The class of equity securities to which this Statement relates is the Common Shares, the Preferred Shares and the Units, which are traded on the B3 under the ticker symbols “GETT3,” “GETT4” and “GETT11,” respectively, and the ADSs, which are traded on the Nasdaq Global Select Market under the ticker symbol “GET.” The ADSs were issued under a facility created pursuant to the Deposit Agreement by and among the Company, The Bank of New York Mellon, as depositary, and all holders from time to time of American depositary receipts evidencing ADSs.

According to the Company, as of October 31, 2022, Getnet’s share capital consists of 1,866,722,202 shares issued and outstanding, including 950,718,477 common shares, no par value, and 916,003,725 preferred shares, no par value, all of which are book-entry shares and are fully paid in.

(c)       Trading Market and Price

The information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer—Section 6. Price Range of Securities; Dividends” is incorporated herein by reference.

(d)        Dividends

The information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer—Section 6. Price Range of Securities; Dividends” is incorporated herein by reference.

(e)       Prior Public Offerings

None.

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(f)       Prior Share Purchases

The information set forth in the U.S. Offer to Purchase under the heading “Special Factors—Section 1. Background” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)       Name and Address

The name of the filing person to which this Statement relates is PagoNxt Merchant Solutions, S.L., a company incorporated under the laws of the Kingdom of Spain. The principal executive offices of Purchaser are located at Avenida de Cantabria s/n, Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid), Kingdom of Spain. The telephone number of the Company’s principal executive offices is +34 651 812 704.

The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “The U.S. Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.” is incorporated herein by reference.

(b)-(c) Business and Background of Entities; Business and Background of Natural Persons

The information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)       Material Terms

(1)       Tender Offers.

The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 6. Conduct of the Company’s Business If the U.S. Offer Is Not Completed,” “Special Factors—Section 9. Interests of Certain Persons in the U.S. Offer,” “The U.S. Offer—Section 1. Terms of the U.S. Offer,” “The U.S. Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The U.S. Offer—Section 3. Procedures for Accepting the U.S. Offer and Tendering Shares,” “The U.S. Offer—Section 4. Withdrawal Rights,” “The U.S. Offer—Section 5. Material U.S. and Brazilian Federal Income Tax Consequences,” “The U.S. Offer—Section 10. Dividends and Distributions,” “The U.S. Offer—Section 12. Possible Effects of the U.S. Offer on the Market for ADSs; NASDAQ Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations” and “The U.S. Offer—Section 13. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(2)       Mergers or similar transactions.

Not applicable.

(c)       Different Terms

Not applicable.

(d)        Appraisal Rights

The information set forth in the U.S. Offer to Purchase under the heading “Special Factors—Section 7. Appraisal Rights; Rule 13e-3” is incorporated herein by reference.

(e)       Provisions for Unaffiliated Security Holders

The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to its corporate files or to obtain counsel or appraisal services at its expense.

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(f)       Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)       Transactions

The information set forth in the U.S. Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 8. Related Party Transactions,” “Special Factors—Section 9. Interests of Certain Persons in the U.S. Offer” and in “Schedule A—Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.” is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts

The information set forth in the U.S. Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background” and in “Schedule A—Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.” is incorporated herein by reference.

(e)       Agreements Involving the Subject Company’s Securities

The information set forth in the U.S. Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background” and “Special Factors—Section 9. Interests of Certain Persons in the U.S. Offer” is incorporated herein by reference.

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)       Use of Securities Acquired

The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors—Section 5. Effects of the U.S. Offer” and “Special Factors—Section 6. Conduct of the Company’s Business If the U.S. Offer Is Not Completed” is incorporated herein by reference.

(c)(1)-(8) Plans

The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors—Section 5. Effects of the U.S. Offer,” “Special Factors—Section 6. Conduct of the Company’s Business If the U.S. Offer Is Not Completed” and “The U.S. Offer—Section 12. Possible Effects of the U.S. Offer on the Market for ADSs; NASDAQ Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)       Purposes

The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer” is incorporated herein by reference.

(b)       Alternatives

The information set forth in the U.S. Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer” is incorporated herein by reference.

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(c)       Reasons

The information set forth in the U.S. Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer” is incorporated herein by reference.

(d)       Effects

The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors—Section 5. Effects of the U.S. Offer,” “Special Factors—Section 6. Conduct of the Company’s Business If the U.S. Offer Is Not Completed,” “Special Factors—Section 7. Appraisal Rights; Rule 13e-3,” “Special Factors—Section 9. Interests of Certain Persons in the U.S. Offer,” “The U.S. Offer—Section 5. Material U.S. and Brazilian Federal Income Tax Consequences” and “The U.S. Offer—Section 12. Possible Effects of the U.S. Offer on the Market for ADSs; NASDAQ Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)       Fairness

The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 3. The Current Status of the Position of the Company’s Board of Directors” and “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” is incorporated herein by reference.

(b)       Factors Considered in Determining Fairness

The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 3. The Current Status of the Position of the Company’s Board of Directors” and “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” is incorporated herein by reference.

(c)       Approval of Security Holders

The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Introduction” and “The U.S. Offer—Section 1. Terms of the U.S. Offer—Proration” is incorporated herein by reference.

(d)       Unaffiliated Representative

A majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e)       Approval of Directors

The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background” and “Special Factors—Section 3. The Current Status of the Position of the Company’s Board of Directors” is incorporated herein by reference.

(f)       Other Offers

Not applicable.

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ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the U.S. Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” and “The U.S. Offer—Section 14. Fees and Expenses” is incorporated herein by reference.

(c)       Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices located at Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A, Condomínio WTORRE JK, Vila Nova Conceição, São Paulo, São Paulo, 04543-011, Federative Republic of Brazil, during regular business hours, by any interested shareholder of the Company or a representative of such interested shareholder who has been so designated in writing by such interested shareholder and at the expense of the requesting security holder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Source of Funds; Conditions

The information set forth in the U.S. Offer to Purchase under the headings “The U.S. Offer—Section 9. Source and Amount of Funds” is incorporated herein by reference.

(c)       Expenses

The information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer—Section 14. Fees and Expenses” is incorporated herein by reference.

(d)       Borrowed Funds

Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)       Securities Ownership

The information set forth in the U.S. Offer to Purchase under the heading “Special Factors—Section 9. Interests of Certain Persons in the U.S. Offer” and in “Schedule A—Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.” is incorporated herein by reference.

(b)       Securities Transactions

To the knowledge of Purchaser, no other transactions in the Company’s Securities have been effected by the Purchaser or any of its affiliates, directors or executive officers during the past 60 days prior to the date of this Statement.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)       Intent to Tender or Vote in a Going Private Transaction

To the extent known to Purchaser after making reasonable inquiry, the Company’s executive officers and directors currently intend to tender, pursuant to the Offers, 137,721, or 99.94% of the 137,807 Common Shares held of record or beneficially owned by them in aggregate, and 137,721, or 99.94% of the 137,807 Preferred Shares held of record or beneficially owned by them in aggregate. For purposes of Brazilian law, all Securities validly tendered into and not validly withdrawn from the U.S. Offer will be counted as having agreed with the deregistration of the Company as a publicly held company in Brazil as described in the U.S. Offer to Purchase under the heading “Special Factors—Section 5. Effects of the U.S. Offer—Going Private Transaction.”

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(e)       Recommendations of Others

The information set forth in the U.S. Offer to Purchase under the heading “Special Factors—Section 3. The Current Status of the Position of the Company’s Board of Directors” and in “Schedule A—Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)       Financial Information

The consolidated financial statements of the Company as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 are incorporated herein by reference to “Item 18. Financial Statements” of the Company’s annual report on Form 20-F for the year ended December 31, 2021, filed by the Company with the SEC on March 10, 2022. The unaudited interim consolidated financial statements as of June 30, 2022 and for the six-month periods ended June 30, 2022 and 2021 contained in pages 1 to 48 of the current report on Form 6-K furnished by the Company to the SEC on August 2, 2022 are incorporated by reference herein.

The information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer—Section 7. Certain Information Concerning the Company” is incorporated herein by reference.

(b)       Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets

The information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer—Section 14. Fees and Expenses” with respect to the persons employed or retained by Purchaser is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(c)       Other Material Information

Not applicable.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 31, 2022 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(ii)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(iii)	Form of Unit Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(iv)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(vii)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(viii)	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser on October 31, 2022).

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Exhibit No.	Description
(a)(5)(i)	Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 20, 2022).
(a)(5)(ii)	Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 31, 2022).
(a)(5)(iii)	Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 28, 2022).
(b)	Not applicable.
(c)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to the Current Report on Form 6-K furnished by the Company on October 27, 2022).
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
107	Filing Fee Exhibit.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 31, 2022	PAGONXT MERCHANT SOLUTIONS, S.L.

	By:	/s/ Ignacio Narvarte Ichazo
Name: Ignacio Narvarte Ichazo
Title: Deputy Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 31, 2022 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(ii)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(iii)	Form of Unit Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(iv)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(vii)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(viii)	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(5)(i)	Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 20, 2022).
(a)(5)(ii)	Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 31, 2022).
(a)(5)(iii)	Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 28, 2022).
(b)	Not applicable.
(c)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to the Current Report on Form 6-K furnished by the Company on October 27, 2022).
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
107	Filing Fee Exhibit.

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